                                UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                        (Amendment No. ___________)*

                               CE Software, Inc.
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                125178 10 3
                       _____________________________
                               (CUSIP Number)

               CE Software, Inc., c/o John S. Kirk, President
             1801 Industrial Circle, West Des Moines, IA 50265
                               515-221-1801
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             March 23, 2001
                 _______________________________________
                  (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. __

Note: Schedules filed in paper format shall include a signed original and five copies of th schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on following page(s))

Page 1 of 4 Pages

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Cusip No. 125178 10 3               13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PrairieSoft, Inc.
      42-1406069

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [   ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      OO  (consideration for sale of assets to the issuer)

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Iowa



NUMBER OF      7    SOLE VOTING POWER
SHARES              300,000
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                -0-
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                300,000


               10   SHARED DISPOSITIVE POWER
                    -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      300,000



12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%

14    TYPE OF REPORTING PERSON*
      CO


Page 2 of 4 Pages

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Cusip No. 125178 10 3               13D


1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Gil Beecher
      ###-##-####

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                           (a) [   ]
                                                           (b) [   ]

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      AF

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.



NUMBER OF      7    SOLE VOTING POWER
SHARES              -0-
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                300,000
REPORTING
PERSON         9    SOLE DISPOSITIVE POWER
WITH                -0-


               10   SHARED DISPOSITIVE POWER
                    300,000

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      300,000



12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.6%

14    TYPE OF REPORTING PERSON*
      IN


Page 3 of 4 Pages

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Cusip No. 125178 10 3               13D


Item 1. Security and Issuer.

           Common Stock

           CE Software, Inc., an Iowa corporation
           1801 Industrial Circle,
           West Des Moines, IA 50265.

Item 2. Identity and Background.

           (a) PrairieSoft, Inc., an Iowa corporation

           (b) Business Address:
               PO Box 65820
               West Des Moines, IA 50265

           (c) Software Business

           (d) None

           (e) None

           (f) Mot Applicable


           (a) Gil Beecher, President and Director

           (b) Business Address:
               PO Box 65820
               West Des Moines, IA 50265

           (c) None

           (d) None

           (e) None

           (f) U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

           PrairieSoft, Inc. sold certain software programs to the registrant and, as part of the consideration therefore, the registrant issued 300,000 shares of unregistered common stock. Gil Beecher president of PrairieSoft, Inc. owns 67.44% of the stock in PrairieSoft, Inc. and therefore has an indirect beneficial ownership in the shares.

Item 4. Purpose of Transaction.

           (a) None

           (b) None

           (c) None

           (d) None

           (e) None, other than the issuance of the 300,000 shares of unregistered common stock

           (f) None

           (g) None

           (h) None

           (i) None

           (j) None

Item 5. Interest in Securities of the Issuer.

           (a) 300,000 shares or 20.6%

           (b) 300,000

           (c) Not Applicable

           (d) Not Applicable

           (e) Not Applicable


Page 4 of 5 Pages

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Cusip No. 125178 10 3               13D





Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         None.

Item 7. Material to be Filed as Exhibits.

         None.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 4, 2001.

/s/ Gil Beecher, President
_____________________
Gil Beecher, President of PrairieSoft, Inc.


Dated:   April 4, 2001.

/s/ Gil Beecher
______________________
Gil Beecher


Page 5 of 5 Pages